

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2021

Stanton Ross
President, CEO, and Chairman
INFINITY ENERGY RESOURCES, INC
11900 College Blvd., Suite 310
Overland Park, KS 66210

>   **Re: INFINITY ENERGY RESOURCES, INC**
>   **Registration Statement on Form S-1**
>   **Filed July 21, 2021**
>   **File No. 333-258066**

Dear Mr. Ross:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Timothy Collins at 202-551-3176 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: David Danovitch